QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Hydrogenics Corporation

First Quarter Report to Shareholders 2005

FIRST QUARTER 2005 REPORTS TO SHAREHOLDERS

        During the first quarter of 2005 we delivered record revenues of U.S. $11.3 million, and substantially completed the integration of Stuart Energy. Integrating Stuart Energy was our primary focus in the quarter and we can report that this initiative is substantially complete. Immediate measures, including the continued streamlining of our cost structure, combined sales and marketing strategies and a complementary product portfolio, are producing earlier than anticipated wins on several fronts. We are carefully controlling costs while continuing to invest in market and product development to accelerate demand for our products. Our record revenues of $11.3 million were generated across our product and service portfolio, reinforcing our belief that we are rapidly becoming the hydrogen "go-to" company with global capabilities".

        Results for the first quarter of 2005 compared to the first quarter of 2004 include:

  •
  Our revenues were $11.3 million, representing a 177% increase in sales from $4.1 million in 2004. This revenue growth was strongly supported by our acquisition of Stuart Energy. Our loss from operations was $12.1 million ($7.2 million 2004). Our gross profit expressed as a percentage of sales was 9.0% (28.1% 2004) and reflects a $1.3 million increase in the fair value of work-in-progress recognized in accordance with Canadian GAAP upon the acquisition of Stuart Energy. Prior to reflecting the fair value increase noted above, our gross profit was 20.6%, a decrease of 7.4% from the same period in 2004 primarily due to a heavier weighting of hydrogen generation products.

  •
  We incurred a net loss of $11.2 million, an increase of 51% from $7.5 million in 2004 or $0.12 per share. Our net loss includes $2.7 million in non-cash amortization and depreciation ($2.7 million 2004) and the negative $1.3 million impact of the fair value adjustment to work in progress. Net loss also includes $.0.7 million of integration and other costs associated with the Stuart Energy acquisition and $0.7 million of severance costs.

  •
  We had $105.9 million of cash and cash equivalents and short-term investments at March 31, 2005 ($89 million at December 31, 2004).

        Our order backlog was $18.6 million at March 31, 2005, as follows:

Order backlog
Power	$2.6
Hydrogen Generation	11.1
Test	4.7

Total	$18.4

        We expect to substantially deliver this backlog of orders in 2005.

First Quarter Highlights

        Progress on markets:

  •
  We delivered three power products to an industry leading supplier of uninterruptible power supply (UPS) solutions as part of an initial 25 unit deployment. These products will be deployed in the field in subsequent quarters to demonstrate extended backup run-time capabilities compared to today's incumbent solutions.

  •
  Together with General Motors Canada, we successfully completed our fuel cell-powered forklift pilot demonstration at their car assembly plant in Oshawa, Ontario. We exceeded a number of critical milestones and were encouraged by the broad acceptance of this technology by the day-to-day operators. We continue to view materials handling applications as a viable near-term market for fuel cell technology. Our next step is to carry out a similar pilot demonstration with Fedex Canada anticipated to commence in May 2005.

  •
  We were selected by ChevronTexaco as the prime supplier of equipment and system integration services for their state-of-the-art hydrogen refueling station in Chino, California. This reformer-based hydrogen refueler generates hydrogen using natural gas as its feedstock. Our expertise in the integration of hydrogen technology systems is recognized through a master services agreement with ChevronTexaco.

        Progress on products and technology:

  •
  We completed development of our HyPM™ XR10 rack-mountable fuel cell power module for backup power applications and featured it at the 8th Annual Tower Summit in New Orleans.

  •
  We substantially completed development work on a new, more efficient electrode for our IMET™ electrolyzers. We anticipate margin improvement in our electrolyzer product line once this electrode is introduced in the second half of the year.

  •
  We developed a new generation of the FCATS™ G50 test station, achieving more competitive costing and performance.

  •
  We achieved durability of more than 6,300 hours of operation on our HyPM™ 10 power module, employing a testing cycle that simulated a hybrid application, which included in excess of 6,000 start/stop cycles. We achieved 124 consecutive freeze/thaw cycles from -40 C to +30 C on a single stack. We also achieved and are currently using a stack design that incorporates a low platinum content of 0.8 mg/cm2, with stack costs of a few hundred dollars per kW in low volume quantities of less than 100 units.

        Progress on corporate matters:

  •
  We completed the acquisition of Stuart Energy and immediately took steps to integrate and streamline our combined operations. To date, we have realized annualized cost savings in excess of our $8 million synergies target. Additionally, we are now benefiting from a combined sales team and a broader offering of products and hydrogen solutions.

Highlights Subsequent to the Quarter

  •
  We completed the development and integration of a fuel cell hybrid bus for the State of North-Rhine Westphalia in Germany. This 14-seat bus is particularly suited for shuttle bus purposes and was profiled at the Hannover Fair and a high profile regional transit association meeting for the Rhine-Ruhr region, consisting of 25 transit authorities.

  •
  Together with the Prince Edward Island Energy Corporation and the Hydrogen Early Adopters (H2EA) program of Technology Partnerships Canada, we announced that Hydrogenics would lead a 3-year $10.2 million demonstration project involving a consortium of industry and government partners to develop Canada's first Wind-Hydrogen Village. This multi-faceted initiative will demonstrate, in real-life and in real-time, how wind energy and hydrogen technologies can work together to offer clean and sustainable energy solutions across a wide range of hydrogen energy applications, including supply-demand energy load balancing, vehicle refueling and various power applications.

FINANCIAL RESULTS — MANAGEMENT'S DISCUSSION AND ANALYSIS

Basis of Presentation

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") covers our interim consolidated financial statements for the first quarter of 2005 and updates our MD&A for fiscal 2004. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditors' Report for fiscal 2004. The Corporation's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for interim financial information. Unless the context otherwise requires, all references to "Hydrogenics", "our", "us" and "we" refers to Hydrogenics Corporation, and its subsidiaries. This MD&A is dated May 6, 2005 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.

Forward-looking Statements and Risk Factors

        This MD&A contains forward-looking statements, including statements regarding the future success of our business, technology strategies and market opportunities. This MD&A neither promises nor guarantees, but involves known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our revenue growth, operating results, industry and products, as well as other factors discussed in this MD&A. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Readers are expected to review our 2004 Annual Report section entitled "Business Risks" for a more complete discussion of factors that could affect our future performance.

Financial Overview

        Our net loss for the first quarter of 2005 was $11.2 million, or ($0.13) per share, compared to a net loss of $7.5 million, or ($0.12) per share, for the same period in 2004. The higher net loss reflects $0.9 million of increased research and product developments costs, $3.0 million of increased selling, general and administrative costs and $0.7 million of integration costs related to the recent acquisition of Stuart Energy Systems Corporation ("Stuart Energy").

        Our revenues for the first quarter of 2005 were $11.3 million compared to $4.1 million for the same period in 2004 and is attributed to the acquisition of Stuart Energy completed in the first quarter of 2005.

        Cash used in operations and capital expenditures for the first quarter of 2005 were $9.6 million compared to $2.6 million for the same period in 2004. This increase is attributed to increased cash outflows from operations excluding working capital movements of $3.2 million combined with additional working capital requirements of $4.4 million during the quarter.

Critical Accounting Estimates

        Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2004 annual consolidated financial statements. These policies did not change in the first quarter of 2005 and such policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenues and expenses during the reporting period. Actual results many vary significantly from these estimates.

Recently Issued and Adopted Accounting Standards

        Our accounting policies used to prepare our interim consolidated financial statements for the first quarter of 2005 are unchanged from those disclosed in our 2004 Annual Financial Statements, except that they include the adoption of The Canadian Institute of Chartered Accountants ("CICA") pronouncement contained in Section 3855 surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this accounting policy did not impact our financial position, results of operations or cash flows. Refer to note 2 of our Consolidated Interim Financial Statements for the three months ended March 31, 2005 for a discussion of recently issued accounting standards.

Acquisition of Stuart Energy Systems Corporation

        On November 10, 2004, we announced that we entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy Systems Corporation ("Stuart Energy"); a leading provider of integrated solutions for distributed hydrogen infrastructure requirements based on water electrolysis; at an exchange ratio of 0.74 Hydrogenics shares for each Stuart Energy share. On January 6, 2005, the Corporation's offer to acquire Stuart Energy was completed and resulted in the Corporation acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, the Corporation acquired the remaining shares of Stuart Energy and it then became a wholly-owned subsidiary of the Corporation. The purchase price was $122.9 million exclusive of $2.4 million of expenses relating to the acquisition. Consideration consisted of the issuance of 26,999,399 common shares of the Corporation being issued a value based on the average market prices of the Corporation's common shares over the three-day period before and after the terms of the acquisition were agreed to and announced and the granting of 1,823,404 options to purchase common shares of the Corporation.

        The acquisition of Stuart Energy represents a milestone in the execution of our strategic plan. We continue to reduce our exposure to any single product, market or adoption rate. The acquisition has afforded us a diversified product portfolio of fuel cell power products, hydrogen stations and fuel cell test stations. We now have greater revenue diversity, which should lead to more predictable results for our shareholders, notwithstanding the cycles of any one of our businesses. The combined company has an expanded roster of blue-chip partners and customers, including Air Liquide, Air Products, BOC, Cheung Kong Infrastructure, Chevron Texaco, Ford, GM, John Deere, Linde, Shell Hydrogen and Toyota, as well as a global network of sales agents and global customer service capabilities. We believe that our ability to market a broader and more diverse product portfolio through expanded global sales and distribution channels provides us with a competitive advantage against competitors that do not enjoy such scale.

        Our combined and complementary product portfolio allows us to offer turn-key hydrogen applications and hydrogen fueling solutions to customers. Our combined expertise includes PEM fuel cells, alkaline and PEM electrolysis, systems integration, codes and standards and fuel cell test stands, as well integration expertise in hydrogen compression, storage and hydrogen internal combustion engine technologies.

        A significant factor in acquiring Stuart Energy was the opportunity to reduce our risk profile and accelerate our pathway to commercial sustainability. The acquisition and integration offers significant cost synergies through rationalization of staff, facilities, infrastructure and public company costs. We expect annualized cost savings as a result of the acquisition to be approximately $8.0 million.

Results of Operations

        Revenues for the first quarter of 2005 were $11.3 million, an increase of $7.2 million or 177% from the same period in 2004. The increase in revenues primarily reflects the sale of hydrogen generation products emanating from the acquisition of Stuart Energy Systems Corporation ("Stuart Energy") offset by a decrease in revenues of $0.6 million from power products and test and diagnostic equipment of $0.8 million.

        The following table provides a breakdown of our revenues for the reported periods:

	Three months ended March 31,
	2005	2004
Power	$972	$1,540
Hydrogen Generation	8,634	—
Test	1,698	2,535

	$11,304	$4,075

        Power revenues decreased primarily as a result of the completion of an engineering services contract with General Motors in 2004, which generated $0.8 million of revenue in the first quarter of 2004 and $nil in the first quarter of 2005. Excluding the impact of the completion of the engineering services contract with General Motors in 2004, revenue from power modules increased $0.2 million or 32%. This decrease was offset by the delivery of six power products in the first quarter of 2005 compared to five power products in the first quarter of 2004. As at March 31, 2005, we had $2.6 million of confirmed orders for power products and services. Hydrogen Generation revenues for the first quarter of 2005 were primarily attributable to the acquisition of Stuart Energy completed in the first quarter of 2005. As at March 31, 2005, we had $11.1 million of confirmed orders for hydrogen generation products.

        Test revenues in the first quarter of 2005 consisted of $0.5 million ($0.3 million in 2004) of test services revenues and $1.2 million ($2.2 million in 2004) of diagnostic equipment revenues. The decrease in test equipment revenues is, in our opinion, attributable to timing of receipt of orders. Combined with our lead times, this has resulted in variations in revenue as compared with the first quarter of 2004. As at March 31, 2005, we had $4.9 million of confirmed orders for test equipment products.

        Cost of revenues for first quarter of 2005 was $10.3 million, an increase of $7.5 million from the first quarter of 2004. Expressed as a percentage of revenues, cost of revenues were 91% in 2005 compared to 70% for the same period in 2004. This percentage increase can be attributed to a $1.3 million increase in the fair value of work-in-process inventory recognized at fair value in accordance with Canadian GAAP upon the acquisition of Stuart Energy. Excluding the fair value adjustment related to work in progress related to the acquisition of Stuart Energy, our cost of revenues for the first quarter of 2005 was 80% compared to 70% in the first quarter of 2004. Our cost of revenues was also adversely impacted by a higher percentage of revenues emanating from hydrogen generation products, which have historically generated higher cost of revenues.

        Selling, general and administrative expenses (S,G&A) were $6.2 million in the first quarter of 2005, an increase of $3.0 million, or 92% from the first quarter of 2004. Included in S,G&A for the first quarter of 2005 are $0.7 million of severance costs that are not anticipated to occur in subsequent quarters. Also, included in S,G&A are certain compensation and other operating costs which reflect the operations of Hydrogenics and Stuart Energy individually immediately prior to and for a period subsequent to the acquisition. With the integration of Stuart Energy significantly complete at March 31, 2005, we do not anticipate these costs to occur in subsequent quarters. S,G&A expenses for the three months ended March 31, 2005 also reflect a larger global operation as a result of the acquisition of Stuart Energy.

        Employee stock-based compensation expense was $0.5 million in the first quarter of 2005, an increase of $0.2 million from the first quarter of 2004, substantially as a result of option grants in the first quarter of 2005.

        Research and product development expenses were $3.3 million in the first quarter of 2005, and increase of $0.9 million or 41% from the first quarter of 2004 and attributable to initiatives underway at Stuart Energy at the time of our acquisition.

        Depreciation of property, plant and equipment was $0.4 million in the first quarter of 2005, consistent with the first quarter of 2004.

        Amortization of intangible assets was $2.1 million in the fist quarter of 2005, consistent with the first quarter of 2004.

        Integration costs were $0.7 million in the first quarter of 2005 and are attributable to termination benefits and other expenses associated with the acquisition of Stuart Energy. There were no such costs incurred during the first quarter of 2004 and we do not anticipate that we will incur significant integration costs in subsequent quarters.

        Provincial capital tax expenses were negligible in the first quarter of 2005 and 2004.

        Interest was $0.7 million in the first quarter of 2005, an increase of $0.5 million from the first quarter of 2004. This increase is attributable to increased short-term investments on hand as a result of the equity offering in February 2004 and acquiring Stuart Energy's cash and short-term investments in the first quarter of 2005 coupled with higher yields on the underlying investments.

        Foreign currency gains in the first quarter of 2005 were $0.3 million compared with losses of $0.3 million in the first quarter of 2004. Our gains in the first quarter of 2005 were generated on holdings of Canadian dollar denominated short-term investments during a period of a strengthening Canadian dollar against the U.S. dollar and our losses in the first quarter of 2004 were attributed to holding Canadian dollar denominated short-term investments during the first quarter of 2004 during a time of weakening Canadian dollar against the U.S. dollar.

        Income tax expenses in the first quarter of 2005 were less than $0.1 million and are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base for capital tax purposes. This amount is consistent with the amount incurred in the first quarter of 2004.

        Net loss in the first quarter of 2005 was $11.2 million compared to $7.5 million in the first quarter of 2004. The increase in net loss is primarily attributable to lower gross margins as a percentage of revenues, increased selling, general and administrative expenses, increased gross research and development expenses, and integration costs associated with the acquisition of Stuart Energy, partly offset by foreign currency gains experienced during the quarter.

        Of the net loss, $7.5 million is directly attributable to the Power and Generation segment, $0.8 million to the Test segment and the remaining of the $2.9 million is attributable to corporate activities. Excluding the effect of amortization and depreciation and the $1.3 million fair value adjustment to work in progress related to the acquisition of Stuart Energy, the power and generation segment would have had a net loss of $3.8 million and the test segment would have had a loss of $0.5 million. The test segment is further advanced in its product life cycle, producing commercial products today, albeit in limited quantities. While the power and generation segment also has commercial products, many are in their emerging stages resulting in net research and development expenditures of $3.0 million for the segment.

        Net loss per share for the first quarter of 2005 was $0.13 compared $0.12 in the first quarter of 2004. Options granted under our stock option plan and shares purchase warrants outstanding have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.

        Weighted average number of shares outstanding in the first quarter of 2005 was 89,848,368 (March 31, 2004 — 60,339,785). The number of common shares outstanding at March 31, 2005 was 91,671,170 (March 31, 2004 — 64,551,731). The increase in the number of common shares outstanding was primarily attributable to the 26,999,399 shares issued on the acquisition of Stuart Energy.

        Stock options outstanding at March 31, 2005 were 5,573,721 (March 31, 2004 — 3,235,057) of which 4,003,697 were exercisable (March 31, 2004 — 1,913,718). There were 2,470,436 share purchase warrants outstanding (March 31, 2004 — 2,470,436) of which 2,470,436 have been released from escrow (March 31, 2004 — 1,791,069).

Liquidity and Capital Resources

        Cash and cash equivalents and short-term investments were $105.9 million as at March 31, 2005, an increase of $16.8 million from December 31, 2004. This increase is attributable to $27.6 million of cash and short-term investments acquired on the acquisition of Stuart Energy partially offset by net losses (excluding non cash items) of $7.8 million, non-cash working capital requirements of $1.5 million and investing outflows of $0.6 million excluding movements in short-term investments.

        Cash and cash equivalents and short-term investments used in operating activities in the first quarter of 2005 were $9.3 million compared to $1.6 million in the first quarter of 2004. This increase is attributed to an increased loss from operations of $3.8 million and an increase in non-cash working capital requirements of $4.4 million. The increase in non-cash working capital requirements is partly attributable to increased inventory levels and work in progress as we progress on orders currently in progress and scheduled for delivery in upcoming quarters.

        Cash and cash equivalents and short-term investments used in investing activities (excluding movements in short-term investments) in the first quarter of 2005 were $0.6 million compared to $1.0 million in the first quarter of 2004 and is primarily attributed to a lower level of capital expenditures.

        We anticipate using our funds to develop and commercialize products primarily for near term power and hydrogen generation applications based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe that the our existing cash balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the foreseeable future. At this time, we have no plans for additional financing. However, if cash on hand and cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, or if we consider it prudent to do so, we may seek to sell additional equity or arrange debt financing, which could include establishing additional lines of credit.

Credit facilities

        We have $11.5 million in lines of credit available to us for operating purposes and for letters of credit. At this time, only letters of credit aggregating $4.0 million are issued against these lines of credit. These letters of credit have various expiry dates extending through to November 2008. We are in compliance with our debt covenants.

Contingent Off-balance sheet arrangements and contractual obligations

        We entered into repayable contribution and other research and product development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we are eligible to receive up to $10.9 million (December 31, 2004 — $5.5 million) toward agreed upon research and development project costs. The utilized amount of the advances as at March 31, 2005 was $10.4 million (December 31, 2004 — $5.0 million). In return, these funding parties have a right to repayments of up to 4.0% of gross revenue received by us as a result of commercial exploitation of the associated technology. To date, $0.3 million in revenues from these technologies has been recognized and a repayable amount of $8,000 has been reflected in our accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.

        There has been no change to our contractual obligations that are outlined in our MD&A contained in our 2004 Annual Report.

Selected Quarterly Financial Data (Unaudited)

        The following table provides summary financial data for our last eight quarters:

	Quarter ended
	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003
	(Expressed in thousands of dollars, except per share amounts)
Revenues	$11,304	$5,494	$3,509	$3,578	$4,075	$5,882	$5,528	$6,841
Net Loss	11,222	10,338	7,269	8,481	7,451	7,260	6,886	5,510
Net Loss Per Share	0.13	0.16	0.11	0.13	0.12	0.14	0.13	0.10
Weighted Average Common Shares Outstanding	89,848	64,619	64,610	64,579	60,340	52,993	53,083	53,063

Figures in the above table have been restated in order to conform to current financial statement presentation.

HYDROGENICS CORPORATION
INTERIM CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	March 31, 2005	December 31, 2004
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$13,088	$26,209
Short-term investments	92,783	62,853
Accounts receivable	8,204	5,223
Grants receivable	3,212	2,437
Inventories (note 4)	9,459	4,324
Prepaid expenses	1,151	1,400

	127,897	102,446
Deferred charges	—	1,030
Property, plant and equipment	7,594	5,286
Intangible assets	40,234	3,878
Goodwill	69,049	5,113
Other non-current assets	695	108

	$245,469	$117,861

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$20,787	$6,421
Unearned revenue	2,856	1,537
Income taxes payable	200	214

	23,843	8,172
Long-term debt	390	302
Deferred research and development grants	166	174

	24,399	8,648

Shareholders' Equity (note 6)
Share capital and other equity	317,717	194,159
Deficit	(92,122)	(80,900)
Foreign currency translation adjustments	(4,525)	(4,046)

	221,070	109,213

	$245,469	$117,861

[SIG TO COME]	[SIG TO COME]
Norman Seagram Chairman	Pierre Rivard President, CEO, Director

The accompanying notes form an integral part of these interim consolidated financial statements.

HYDROGENICS CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended March 31,
	2005	2004
Revenues	$11,304	$4,075
Cost of revenues	10,282	2,825

	1,022	1,250

Operating expenses
Selling, general and administrative	6,181	3,212
Stock-based compensation expense (note 7)	496	288
Research and product development (note 8)	3,253	2,311
Depreciation of property, plant and equipment	374	524
Amortization of intangible assets	2,138	2,128
Integration costs (note 12)	724	—

	13,166	8,463

Loss from operations	(12,144)	(7,213)

Other income (expenses)
Provincial capital tax	(46)	(44)
Interest	670	165
Foreign currency gains (losses)	335	(332)

	959	(211)

Loss before income taxes	(11,185)	(7,424)
Current income tax expense	37	27

Net loss for the period	(11,222)	(7,451)
Deficit — Beginning of period	(80,900)	(47,361)

Deficit — End of period	$(92,122)	$(54,812)

Net loss per share
Basic and diluted (note 9)	$(0.13)	$(0.12)
Shares used in calculating basic and diluted net loss per share	89,848,368	60,339,785

The accompanying notes form an integral part of these interim consolidated financial statements.

HYDROGENICS CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2005	2004
Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(11,222)	$(7,451)
Items not affecting cash
Depreciation of property, plant and equipment	596	524
Amortization of intangible assets	2,138	2,128
Unrealized foreign exchange (gains) losses	130	(92)
Imputed interest on long-term debt	8	20
Non-cash consulting fees	19	17
Stock-based compensation	496	288
Net change in non-cash working capital	(1,492)	2,921

	(9,327)	(1,645)

Investing activities
Increase in short-term investments	(3,312)	(58,975)
Purchase of property, plant and equipment	(239)	(966)
Business acquisitions, net of cash acquired	(343)	—

	(3,894)	(59,941)

Financing activities
Repayment of long-term debt	(27)	(55)
Deferred research and development grant	(8)	—
Common shares issued, net of issuance costs	135	60,695

	100	60,640

Decrease in cash during the period	(13,121)	(946)
Effect of exchange rate changes on cash	—	(1)
Cash and cash equivalents — Beginning of period	26,209	1,964

Cash and cash equivalents — End of period	$13,088	$1,017

Supplemental disclosure
Interest paid	$6	$9
Income taxes paid	56	112

The accompanying notes form an integral part of these consolidated financial statements.

HYDROGENICS CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

1.     BASIS OF PREPARATION

        The accompanying interim consolidated financial statements of Hydrogenics Corporation and its subsidiaries ("Hydrogenics" or the "Corporation") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for interim financial information and are presented in U.S. dollars, unless otherwise noted. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. Canadian GAAP, in the case of the Corporation, conform in all material respects with accounting principles generally accepted in the United States, except as outlined in note 13.

        The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three-month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2005. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation's fiscal 2004 annual report.

        These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2004 except as described below and in note 2. Certain prior year amounts have been reclassified to conform with current period presentation.

Cash and cash equivalents

        Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of less than 90 days. Interest earned and market value losses are recognized immediately in the consolidated statements of operations.

Foreign currency translation

        Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at the rate of exchange in effect at the end of the year. Non-monetary assets and liabilities are translated at historic rates of exchange. Revenues and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the average rate of exchange for the year, except for depreciation and amortization which are translated at historic rates. Resultant gains and losses are included in the results of operations.

        Assets and liabilities of the subsidiary which operates in Belgium are considered to be self-sustaining and are translated into Canadian dollars at the year-end exchange rates, and the results of their operations are translated at the average rates of exchange for the year. The resulting translation adjustments are accumulated in a separate component of shareholders' equity.

        The operations of the Company's German subsidiary are considered integrated with those of the parent company, and accordingly, its accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the year-end exchange rate, and non-monetary items are translated using historic rates of exchange. Revenues and expenses of this subsidiary are translated at the average exchange rate for the year, except for depreciation and amortization, which are translated at historic rates of exchange. Resultant gains and losses are included in the results of operations.

2.     NEW ACCOUNTING STANDARDS

(i)    Canadian standards

Liabilities and Equity

        The Corporation adopted The Canadian Institute of Chartered Accountants ("CICA") accounting pronouncement surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. This amendment was effective for periods beginning on or after November 1, 2004. We adopted this pronouncement effective January 1, 2005. The adoption of this new guidance did not have an impact on the Corporation's financial position, results of operations or cash flows.

Financial instruments

        In April 2005, the CICA issued Section 3855 which prescribes when a financial asset, liability, or non-financial derivative is to be recognized on the balance sheet and at what amount — sometimes using fair value, other times using cost-based measures. Section 3855 also specifies how financial instrument gains and losses are to be presented. Section 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Retroactive application is not permitted. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guidance is not expected to have a material impact on the Corporation's financial position, results of operations or cash flows.

Comprehensive income

        CICA Section 1530 introduces new standards for the reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guidance is not expected to have a material impact on the Corporation's financial position, results of operations or cash flows.

Equity

        The CICA has replaced Section 3250, Surplus with Section 3251, Equity, which establishes standards for the presentation of equity and changes in equity during a reporting period. This pronouncement applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guidance is not expected to have a material impact on the Corporation's financial position, results of operations or cash flows.

(ii)   U.S. standards

Inventory costs

        In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43." SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guideline is not expected to have a material impact on the Corporation's financial position, results of operations, or cash flows.

3.     BUSINESS ACQUISITIONS

        On January 6, 2005, the Corporation's offer to acquire Stuart Energy Systems Corporation ("Stuart Energy"); a leading provider of integrated solutions for distributed hydrogen infrastructure requirements based on water electrolysis; at an exchange ratio of 0.74 common shares for each Stuart Energy share was completed, and resulted in the Corporation acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, the Corporation acquired the remaining shares of Stuart Energy and it then became a wholly owned subsidiary of the Corporation. The purchase price was $122,908 exclusive of $2,444 of expenses relating to the acquisition. Consideration consisted of 26,999,399 common shares of the Corporation with a value based on the average market prices of the Corporation's common shares over the three-day period before and after the terms of the acquisition were agreed to and announced, and the granting of 1,823,404 options to purchase common shares of the Corporation (note 6). The purchase price was allocated to the assets and liabilities acquired as follows:

Current assets	$38,837
Property, plant and equipment	2,664
Intangible assets	38,500
Goodwill	63,936
Other non-current assets	64
Current liabilities	(18,649)

$125,352

        Intangible assets acquired pursuant to the Stuart Energy acquisition are being amortized on a straight-line basis over their estimated useful lives, as follows:

	Amount at acquisition date	Estimated useful life
Product technology	$30,300	4 - 7 years
Customer relationships	7,600	8 years
Tradenames	500	3 years
ISO Certificates	100	1 year

	$38,500

        The acquisition was accounted for by the purchase method and the results of operations of Stuart Energy have been consolidated effective January 6, 2005.

4.     INVENTORIES

	March 31, 2005	December 31, 2004
Raw materials	$4,480	$2,456
Work-in-progress	4,888	1,678
Finished goods	91	190

	$9,459	$4,324

5.     WARRANTIES

        Changes in the Corporation's aggregate product warranty liabilities for the three months ended March 31, 2005 are as follows:

Balance, December 31, 2004	$766
Accruals for warranties issued during the period	346
Settlements made during the period	(262)

Balance, March 31, 2005	$850

6.     SHAREHOLDERS' EQUITY

        Changes in shareholders' equity for the three months ended March 31, 2005 are as follows:

	Common shares					Foreign Currency Translation Adjustment
				Contributed Surplus			Total Shareholders' Equity
	Number	Amount	Warrants		Deficit
Balance at Dec. 31, 2004	64,626,989	$187,282	$4,722	$2,155	$(80,900)	$(4,046)	$109,213
Shares issued and options granted on the acquisition of Stuart Energy	26,999,399	119,526	—	3,382	—	—	122,908
Issuance of common shares on exercise of options	44,782	135	—	—	—	—	135
Stock-based consulting expense	—	—	—	19	—	—	19
Stock-based compensation expenses	—	—	—	496	—	—	496
Foreign currency translation adjustments	—	—	—	—	—	(479)	(479)
Net loss	—	—	—	—	(11,222)	—	(11,222)

Balance at Mar. 31, 2005	91,671,170	$306,943	$4,722	$6,052	$(92,122)	$(4,525)	$221,070

7.     EMPLOYEE STOCK-BASED COMPENSATION

        During the three months ended March 31, 2005, 530,000 stock options with the fair value of $2.05 at the date of grant were issued to employees.

        Prior to January 1, 2003, under Canadian GAAP, no compensation expense was recorded with respect to options granted to employees. Effective January 1, 2003, stock options granted to employees are recognized in earnings under Canadian GAAP as compensation expense over the period in which the related employee services are rendered, based on the estimated fair value at the date of the grant.

        Stock options issued during the first quarter of 2005 were valued using the Black-Scholes option pricing model with the following assumptions:

	March 31, 2005	March 31, 2004
Risk free interest rate (%)	3.50%	3.50%
Expected volatility (%)	52%	48-65%
Expected life (in years)	4	4
Expected dividends	nil	nil

        Had the Corporation determined compensation expense based on the fair value method described in CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-Based Payments" for stock options granted in the year ended December 31, 2002, the pro forma net loss and pro-forma basic and diluted net loss per share would be as follows:

	Basic and diluted net loss per share three months ended March 31,
	2005		2004
Net loss for the period	$(11,222)	$(0.13)	$(7,451)	$(0.12)
Additional stock-based compensation expense	29	—	62	—

Pro forma net loss for the period	$(11,251)	$(0.13)	$(7,513)	$(0.12)

8.     RESEARCH AND PRODUCT DEVELOPMENT

        Research and product development expenses are recorded net of third party program funding received or receivable. For the three months ended March 31, 2005 and 2004, research and development expenses and program funding which has been received or is anticipated to be received are as follows:

	Three months ended March 31,
	2005	2004
Research and product development expenses	$4,066	$2,997
Research and product development funding or anticipated funding	(813)	(686)

Total research and product development expenses	$3,253	$2,311

9.     NET LOSS PER SHARE

        For the three months ended March 31, 2005, the weighted average number of common shares outstanding was 89,848,368. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.

10.   GUARANTEES

        At March 31, 2005, the Corporation has outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $3,690 (December 31, 2004 — $217) with various expiry dates extending to November 2008. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation's sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.

11.   SEGMENTED FINANCIAL INFORMATION

        As a result of the acquisition of Stuart Energy effective January 6, 2005, the Corporation now has two reportable segments: (i) Power and Generation; and (ii) Test.

        Power and Generation includes the design, development, manufacture, and sale of integrated solutions for distributed hydrogen infrastructure requirements, fuel cell stacks, power modules, auxiliary power modules and related engineering services. Engineering services are derived from the Corporation providing technical and support services. Test includes the manufacturing and sale of test equipment, upgrades to test equipment and the in-house testing of customer supplied components. Other activities include the corporate services such as treasury, corporate financial reporting, insurance and other administrative functions.

        Financial information by reportable segment for the three months ended March 31, 2005 and 2004 is as follows:

	First Quarter 2005
	Power & Generation	Test	Other	Total
Revenue from external customers	$9,606	$1,698	$—	$11,304
Amortization of intangible assets	2,127	11	—	2,138
Depreciation of property plant and equipment	269	327	—	596
Interest income	—	—	693	693
Interest expense	—	—	23	23
Income tax expense	—	—	37	37
Segment loss (i)	$(7,538)	$(800)	$(2,884)	$(11,222)

	First Quarter 2004
	Power & Generation	Test	Other	Total
Revenue from external customers	$1,540	$2,535	$—	$4,075
Amortization of intangible assets	946	1,182	—	2,128
Depreciation of property plant and equipment	109	415	—	524
Interest income	—	—	193	193
Interest expense	—	—	28	28
Income tax expense	—	—	27	27
Segment loss (i)	$(2,534)	$(2,214)	$(2,703)	$(7,451)

(i)
Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, depreciation of property, plant and equipment and amortization of intangible assets.

        Revenue from external customers in the Power and Generation segment for the three months ended March 31, 2005 can be further divided into revenues from Power of $972 and Generation of $8,634 (March 31, 2004 — $1,540 and $nil, respectively).

        Purchases of intangible assets and goodwill during the three months ended March 31, 2005 were $38,500 and $63,936, respectively ($nil in first quarter of 2004).

        Intangible assets and goodwill relating to the Corporation's Power and Generation segment as at March 31, 2005 are $40,152 and $63,936 (December 31, 2004 — $3,785 and $nil), respectively. Intangible assets and goodwill relating to the Corporation's Test segment as at March 31, 2005 are $82 and $5,113 (December 31, 2004 — $93 and $5,113). The Corporation currently does not allocate its remaining assets among reportable segments. Revenues and cost of revenues derived from products and services are as follows:

	Three months ended March 31,
	2005	2004
Revenues
Products	$10,855	$3,040
Services	449	1,035

	$11,304	$4,075

	Three months ended March 31,
	2005	2004
Cost of revenues
Products	$9,983	$2,025
Services	299	800

	$10,282	$2,825

        Revenues are segmented by geography, as follows:

	Three months ended March 31,
	2005	2004
United States	$3,126	$1,560
Vietnam	2,291	—
Sweden	1,173	—
Pakistan	1,042	—
Spain	1,014	—
China	935	—
Japan	248	1,597
France	—	867
Rest of world	1,475	51

	$11,304	$4,075

12.   INTEGRATION COSTS

        Integration costs relate to reorganization and alignment activities associated with the acquisition of Stuart Energy.

Three months ended March 31, 2005
Termination benefits	$667
Other	57

$724

13.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

        These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Corporation would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). A reconciliation of the net loss between Canadian GAAP and U.S. GAAP is as follows:

	Three months ended March 31,
	2005	2004
Net loss for the period based on Canadian GAAP	$(11,222)	$(7,451)
Additional stock-based compensation under APB No. 25 (i)(b)	—	(15)
Write-off of in-process research and development (ii)	(18,400)	—
Amortization of in-process research and development (ii)	657	—

Net loss for the period based on U.S.GAAP	(28,965)	(7,466)
Foreign currency translation adjustments (iii)	(479)	—

Comprehensive loss for the period based on U.S.GAAP	$(29,444)	$(7,466)

Basic and diluted loss per share based on U.S. GAAP	(0.33)	(0.12)
Weighted average number of shares used in calculating basic and diluted loss per share	89,848,368	60,339,785

(i)    Stock-based compensation

  (a)
  Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options granted prior to January 1, 2003. Effective January 1, 2003, for both Canadian GAAP and U.S. GAAP, the Corporation recognizes the estimated fair value of stock-based compensation granted to employees on or after January 1, 2003 as compensation expense.

  (b)
  Under U.S. GAAP, for stock-based compensation granted prior to January 1, 2003, the Corporation uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period.

(ii)   In-Process research and development

        Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development is capitalized and amortized over the estimated useful life.

(iii)  Comprehensive loss

        U.S. GAAP requires the disclosure of comprehensive loss, which comprises net loss and other comprehensive income (loss). The only item of comprehensive loss for the Company is the charge to the currency translation adjustment. The Company has not yet adopted the Canadian GAAP standard for reporting comprehensive loss.

  5985 McLaughlin Road
  Mississauga, Ontario
  Canada L5R 1B8
  Phone: 905.361.3660
  Fax: 905.361.3626
  www.hydrogenics.com

QuickLinks

Exhibit 99.1
HYDROGENICS CORPORATION INTERIM CONSOLIDATED BALANCE SHEETS (in thousands of U.S. dollars)
HYDROGENICS CORPORATION INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (in thousands of U.S. dollars, except for share and per share amounts) (unaudited)
HYDROGENICS CORPORATION INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of U.S. dollars) (unaudited)
HYDROGENICS CORPORATION NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (in thousands of U.S. dollars, except share and per share amounts) (unaudited)